Berylline Corporation

A Michigan Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2020 and 2019

Berylline Corporation

TABLE OF CONTENTS



To the Board of Directors of
Berylline Corporation
Rochester, Michigan

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Berylline Corporation (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 14, 2021

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Berylline Corporation
BALANCE SHEETS (UNAUDITED)
As of December 31, 2020 and 2019

		2020		2019
ASSETS				
Current Assets:				
Cash and cash equivalents	$	31,501	$	114,302
Accounts receivable		8,672		-
Prepaid expenses		2,165		2,024
Inventory		35,784		-
Total Current Assets		78,122		116,326
Non-Current Assets:				
Property and equipment, net		-		-
Total Non-Current Assets		-		-
TOTAL ASSETS	$	78,122	$	116,326
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities:				
Accounts payable and accrued expenses	$	-	$	-
Accrued interest		23,596		18,796
Note payable		40,000		40,000
Total Current Liabilities		63,596		58,796
Stockholders' Equity (Deficit):				
Common stock, no par value, 1,681,093 shares authorized,		-		-
1,206,035 and 1,281,035 shares issued and outstanding				
as of December 31, 2020 and 2019, respectively				
Additional paid-in capital		454,259		454,259
Accumulated deficit		(439,733)		(396,729)
Total Stockholders' Equity (Deficit)		14,526		57,530
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	78,122	$	116,326

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these financial statements.

Berylline Corporation
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2020 and 2019

	2020	2019
Net revenues	$ 15,382	$ -
Cost of net revenues	12,824	-
Gross profit	2,558	-
Operating Expenses:		
Research and development	29,878	42,183
General and administrative	16,030	16,536
Sales and marketing	204	1,605
Total Operating Expenses	46,112	60,324
Loss from operations	(43,554)	(60,324)
Other Income (Expense):		
Interest expense	(4,800)	(4,800)
Other income	5,350	-
Total Other Income (Expense)	550	(4,800)
Net loss	$ (43,004)	$ (65,124)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Berylline Corporation
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2020 and 2019

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Number of Shares	Amount	Paid-In Capital	Deficit	Equity (Deficit)
Balance at January 1, 2019	1,281,035	$ -	$ 454,259	$ (331,605)	$ 122,654
Net loss	-	-	-	(65,124)	(65,124)
Balance at December 31, 2019	1,281,035	-	454,259	(396,729)	57,530
Adjustment	(75,000)	-	-	-	-
Net loss	-	-	-	(43,004)	(43,004)
Balance at December 31, 2020	1,206,035	$ -	$ 454,259	$ (439,733)	$ 14,526

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Berylline Corporation
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows from Operating Activities		
Net Loss	$ (43,004)	$ (65,124)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	-	526
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(8,672)	-
(Increase)/Decrease in prepaid expenses	(141)	2
(Increase)/Decrease in inventory	(35,784)	-
Increase/(Decrease) in accrued interest	4,800	4,800
Net Cash Used in Operating Activities	(82,801)	(59,796)
Net Change in Cash	(82,801)	(59,796)
Cash at Beginning of Period	114,302	174,098
Cash at End of Period	$ 31,501	$ 114,302
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Berylline Corporation (the "Company") was initially organized as a limited liability company (Berylline LLC) on April 11, 2011 and was then converted to a corporation on July 15, 2013, under the laws of Michigan. The Company was formed with the purpose of designing and manufacturing 3-wheeled hybrid motor scooters for dealer distribution.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, the Company's cash balance did not exceed federally insured limits.

Accounts Receivable

Accounts receivable are carried at their estimated collectible amounts. The Company periodically reviews its receivables on a customer-by-customer basis to assess whether an allowance for doubtful accounts is necessary. No allowance for doubtful accounts was recorded as of December 31, 2020.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the first-in, first-out (FIFO) method. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary. No inventories were impaired and written off as obsolete as of December 31, 2020. Inventory held as of December 31, 2020 consisted of finished goods.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. There is currently one capitalized asset with a useful life of 5 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable, and writes the assets down as necessary. As of December 31, 2020 and 2019, the asset was fully depreciated but still being used by the Company.

Depreciation on property and equipment was $0 and $526 for the years ended December 31, 2020 and 2019, respectively. The Company's property and equipment consisted of the following as of December 31, 2020 and 2019:

	2020	2019
Vehicle trailer	$ 3,147	$ 3,147
Less: accumulated depreciation	(3,147)	(3,147)
Property and equipment, net	$ -	$ -

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company derives its revenue from the sale of 3-wheeled scooters. Revenue is recognized at a point in time when control of the asset is transferred to the customer, which is upon delivery at the customer's location. The normal credit term is up to one year from the delivery date.

The Company recognized $5,350 of other income as non-operating income during the year ended December 31, 2020 related to insurance settlement proceeds.

Costs of Net Revenues

The Company's costs of net revenues include the costs of its third party manufactured products, together with freight, taxes, and duties, and allocations of time for minimal additional assembly required to bring the products to saleable condition.

Sales & Marketing

Sales and marketing costs are expensed as incurred. Total expense related to sales and marketing was $204 and $1,605 for the years ended December 31, 2020 and 2019, respectively.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $29,878 and $42,183 for the years ended December 31, 2020 and 2019, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $407,559 as of December 31, 2020. The Company pays Federal and Michigan income taxes and has used an effective blended rate of 25.7% to derive net deferred tax assets of $110,979 and $99,910 as of December 31, 2020 and 2019, respectively, resulting from its net operating loss carryforwards and other temporary book-to-tax differences from tax basis to GAAP basis.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2033, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Reclassifications of Prior Year Balances

Certain balances from the December 31, 2019 statement of operation were reclassified to conform to current year presentation. There was no change in the Company's net loss or net equity position from these reclassifications.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits, has sustained net losses of $43,004 and $65,124 for the years ended December 31, 2020 and 2019, respectively, has an accumulated deficit of $439,733 as of December 31, 2020, and has limited liquid assets to satisfy its obligations as they come due with $31,501 of cash as of December 31, 2020. The Company is also in default on its loan obligation, as described in Note 5. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure

Upon incorporation, the Company authorized 1,000,000 shares of common stock with no par value. The Company amended the articles of incorporation on July 22, 2015 to authorize a total of 1,201,765 shares of common stock with no par value. The Company amended the articles of incorporation in 2018 to authorize a total of 1,681,093 shares of common stock with no par value.

The Company has 1,206,035 and 1,281,035 shares of common stock issued and outstanding as of December 31, 2020 and 2019, respectively. The Company reduced its outstanding shares of common stock by 75,000 shares in 2020 to correct for a historic erroneous stock issuance.

See Note 6 regarding other potentially equity effecting arrangements outstanding, including dilution protections extended to a 10% shareholder.

NOTE 5: NOTE PAYABLE

On August 6, 2013, the Company entered into a subordinated promissory note agreement with Ann Arbor SPARK, a Michigan nonprofit corporation. The principal amount of the note is $40,000. The note bears interest of 12% per annum and requires payment of accrued interest quarterly beginning on August 6, 2014 until the note is paid in full. The note initially matured on August 6, 2015; however, on May 7, 2015, the maturity date was extended to August 6, 2016. Principal and accrued interest is required to be paid in full upon maturity. Principal and accrued interest is also required to be paid in full if there is a change of control of the Company, if equity financing of greater than $1,000,000 is received, or on the date on which additional investment in the Company is first approved by the Michigan Pre-Seed Capital Fund, whichever occurs first. The Company did not make the required quarterly payments of accrued interest through December 31, 2020, did not repay all principal and interest in full upon maturity, and therefore is in default on the note terms.

The note is subordinate to all other Company indebtedness, defined as the principal and interest on and fees and other amounts payable with respect to all debt or obligations of the Company for borrowed money.

As of December 31, 2020 and 2019, the note payable balance was $40,000 and $40,000 and the accrued interest was $23,596 and $18,796, all respectively. Interest expense on the note payable was $4,800 for each of the years ended December 31, 2020 and 2019. No principal payments have been made on the note as of December 31, 2020 and 2019.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Berylline Corporation
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2020 and 2019 and for the years then ended

Wanhoo Agreement

On December 9, 2012, the Company entered into an agreement with Wanhu Electromechanical Co., Ltd. (Wanhoo), wherein Wanhoo invested $100,000 at phase 1 development in exchange for a 10% company share. Shares will be diluted along with other shares in the event of new investors. Per the agreement, Wanhoo is entitled to a 10% share of the Company's profit or loss, is guaranteed access to the Company's hybrid technology, and in general, is named the exclusive technology transferring party in China. As part of the agreement, the Company and Wanhoo are each committed to contributing $250,000 for phase 2 work, which is defined as work subsequent to the beginning of the design of the production model. In 2020, this agreement was cancelled, though the related shares remain outstanding.

Business Advisor Agreement

On October 24, 2015, the Company entered into a business advisor agreement. The business advisor assists the Company in preparing the funding package and offering document, and in other funding related tasks as deemed needed. In exchange, the Company awarded the business advisor 25,000 shares of the Company's common stock and reserved an additional 25,000 shares of common stock to be allocated upon the securing of funding of $2,000,000. Shares will be diluted along with other shares in the event of new investors. As of December 31, 2020 and 2019, the condition to secure funding of $2,000,000 had not been met by the business advisor.

Business Partner Agreement

On June 1, 2015, the Company entered into a business partner agreement to recruit a lead engineer and director for hybrid technologies. In exchange for providing such services defined in the agreement, the Company is committed to compensating the lead engineer at $35 per hour plus 30 shares of the Company's common stock per hour up to a maximum of $10,000 cash. After the cash maximum is reached, the lead engineer will be compensated at 65 shares of common stock, and will be provided with a sign-on incentive of 20,000 shares of common stock after completing 400 hours of work. The total number of shares of the Company's common stock committed under this agreement is 50,000. Shares will be diluted along with other shares in the event of new investors. On January 24, 2020, this agreement was cancelled, no services were provided in connection with the agreement through the date of cancellation.

Chongqing Dike Automotive Technology Group Co. Ltd. Agreement

On April 15, 2019, the Company entered into an agreement with Chongqing Dike Automotive Technology Group Co. Ltd. (Dike Automotive), wherein Dike Automotive was contracted to complete the design, build and testing/development of the extended range hybrid golf cart according to the Company's specifications for a total cost of $20,000. The Company had paid for this contract in full in 2019.

On November 5, 2019, the Company entered into an agreement with Chongqing Dike Automotive Technology Group Co. Ltd. (Dike Automotive), wherein Dike Automotive was contracted to complete the design, build and testing/development of the electric scooter according to the Company's specifications. Upon commencement of the agreement the Company paid an initial deposit of $10,000 for Dike Automotive's services, which was recognized to expense in 2019 when the work for this project was completed.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We adopted the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

<u>Management's Evaluation</u>

Management has evaluated subsequent events through April 14, 2021, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.